Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED

FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2025

SHANGHAI, November 26, 2025 — Noah Holdings Limited ("Noah" or the "Company") (NYSE: NOAH and HKEX: 6686), a leading and pioneer wealth management service provider offering comprehensive one-stop advisory services on global investment and asset allocation primarily for global Chinese high-net-worth investors, today announced its unaudited financial results for the third quarter of 2025.

Starting from the fourth quarter of 2024, the Company has adopted refined segment reporting structure to disclose net revenue by each domestic and overseas business segment. The Company believes that this will better reflect its recent operational adjustments and organizational restructuring, providing investors with a clearer understanding of the financial performance and strategic progress of each business segment. Historical financial information has been recast to conform to the new structure, and additional business information is provided for comparison purposes.

THIRD QUARTER 2025 FINANCIAL HIGHLIGHTS

•	Net revenues for the third quarter of 2025 were RMB632.9 million (US$88.9 million), a 7.4% decrease from the corresponding period in 2024, primarily due to a decrease in revenues from one-time commissions as a result of decreases in insurance product distribution and performance-based income. Net revenues remained relatively stable on a sequential basis.

•	Income from operations for the third quarter of 2025 was RMB171.9 million (US$24.1 million), a 28.6% decrease from the corresponding period in 2024, primarily due to a 7.4% decrease in net revenues.

•	Net income attributable to Noah shareholders for the third quarter of 2025 was RMB218.5 million (US$30.7 million), a significant 62.6% increase from the corresponding period in 2024, primarily due to an increase in fair value of investments in affiliates.

•	Non-GAAP[1] net income attributable to Noah shareholders for the third quarter of 2025 was RMB229.1 million (US$32.2 million), a 52.2% increase from the corresponding period in 2024.

THIRD QUARTER 2025 OPERATIONAL UPDATES

Wealth Management Business

Noah offers global investment products and provides value-added services to global Chinese high-net-worth investors in its wealth management business. Noah primarily distributes private equity, private secondary, mutual funds and other products denominated in RMB, USD and other currencies.

•	Total number of registered clients as of September 30, 2025 was 466,153, a 1.3% increase from September 30, 2024, and a 0.3% increase from June 30, 2025. Among such clients, the number of overseas registered clients as of September 30, 2025, was 19,543, a 13.1% increase from September 30, 2024, and a 3.0% increase from June 30, 2025.

•	Total number of active clients[2] who transacted with us during the third quarter of 2025 was 10,650, a 35.5% increase from the third quarter of 2024, and a 16.3% increase from the second quarter of 2025. Among such clients, the number of overseas active clients who transacted with us during the third quarter of 2025 was 3,561, a 13.4% increase from the third quarter of 2024, and a 2.4% decrease from the second quarter of 2025.

•	Aggregate value of investment products distributed during the third quarter of 2025 was RMB17.0 billion (US$2.4 billion), a 19.1% increase from the third quarter of 2024, mainly due to a 66.9% increase in distribution of private secondary products. Among such products distributed, Noah distributed RMB8.6 billion (US$1.2 billion) of overseas investment products, an 11.2% increase from the third quarter of 2024, mainly due to an increase in distribution of overseas mutual fund products.

1 Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures excluding the effects of all forms of share-based compensation, impact related to settlements and net of relevant tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

2 “Active clients” for a given period refers to registered investors who purchased investment products distributed or received services provided by us during that given period.

The aggregate value of investment products distributed, categorized by product type, is as follows:

	Three months ended September 30,
	2024		2025

	(RMB in billions, except percentages)
Mutual fund products	8.6	60.6%	9.2	54.1%
Private secondary products	3.6	25.0%	5.9	34.7%
Private equity products	1.1	7.5%	1.1	6.5%
Other products[3]	1.0	6.9%	0.8	4.7%
All products	14.3	100.0%	17.0	100.0%

The aggregate value of investment products distributed, categorized by geography, is as follows：

Type of products in Mainland China	Three months ended September 30,
	2024		2025

	(RMB in billions, except percentages)
Mutual fund products	5.2	80.2%	5.3	63.1%
Private secondary products	0.8	12.3%	2.8	33.3%
Other products	0.5	7.5%	0.3	3.6%
All products in Mainland China	6.5	100.0%	8.4	100.0%

Type of overseas products	Three months ended September 30,
	2024		2025

	(RMB in billions, except percentages)
Mutual fund products	3.4	44.6%	3.9	45.4%
Private secondary products	2.8	35.7%	3.1	36.0%
Private equity products	1.1	13.7%	1.1	12.8%
Other products	0.5	6.0%	0.5	5.8%
All Overseas products	7.8	100.0%	8.6	100.0%

●	Coverage network in mainland China included 16 cities as of September 30, 2025, compared with 13 cities as of September 30, 2024 and 12 cities as of June 30, 2025.

●	Aggregate number of overseas relationship managers was 136 as of September 30, 2025, a 6.8% decrease from September 30, 2024, and a 10.5% decrease from June 30, 2025.

Asset Management Business

Our asset management business is conducted through Gopher Asset Management Co., Ltd. ("Gopher Asset Management" or “Gopher”), a leading multi-asset manager in mainland China, and Olive Asset Management Co., Ltd. (“Olive Asset Management” or “Olive”), as the overseas asset management brand focused on providing global investment solutions with offices in Hong Kong, Japan and the United States. Gopher Asset Management and Olive Asset Management develop and manage assets ranging from private equity, real estate, public securities to multi-strategies investments denominated in RMB, USD and other currencies.

●	Total assets under management as of September 30, 2025, remained relatively stable at RMB143.5 billion (US$20.2 billion), compared with RMB150.1 billion as of September 30, 2024, and RMB145.1 billion as of June 30, 2025. Mainland China assets under management as of September 30, 2025 were RMB101.3 billion (US$14.2 billion), compared with RMB110.6 billion as of September 30, 2024 and RMB103.7 billion as of June 30, 2025. Overseas assets under management as of September 30, 2025 were RMB42.2 billion (US$5.9 billion), compared with RMB39.5 billion as of September 30, 2024 and RMB41.4 billion as of June 30, 2025.

3 “Other products” refers to other investment products, which includes insurance products, multi-strategies products and others.

Total assets under management, categorized by investment type, are as follows:

Investment type	As of June 30, 2025		Growth	Allocation/ Redemption[4]	As of September 30, 2025

	(RMB billions, except percentages)
Private equity	129.3	89.1%	0.2	1.4	128.1	89.3%
Public securities[5]	9.3	6.4%	1.6	2.1	8.8	6.1%
Real estate	4.6	3.2%	0.1	-	4.7	3.3%
Multi-strategies	1.9	1.3%	-	-	1.9	1.3%
All Investments	145.1	100.0%	1.9	3.5	143.5	100.0%

Total assets under management, categorized by geography, are as follows:

Mainland China Investment type	As of June 30, 2025		Growth	Allocation/ Redemption	As of September 30, 2025

	(RMB billions, except percentages)
Private equity	96.5	93.1%	-	1.7	94.8	93.6%
Public securities	5.1	4.9%	0.2	0.9	4.4	4.3%
Real estate	0.7	0.7%	-	-	0.7	0.7%
Multi-strategies	1.4	1.3%	-	-	1.4	1.4%
All Investments	103.7	100.0%	0.2	2.6	101.3	100.0%

Overseas Investment type	As of June 30, 2025		Growth	Allocation/ Redemption	As of September 30, 2025

	(RMB billions, except percentages)
Private equity	32.8	79.3%	0.2	(0.3)	33.3	78.9%
Public securities	4.2	10.1%	1.4	1.2	4.4	10.4%
Real estate	3.9	9.4%	0.1	-	4.0	9.5%
Multi-strategies	0.5	1.2%	-	-	0.5	1.2%
All Investments	41.4	100.0%	1.7	0.9	42.2	100.0%

Other Businesses

Noah's other businesses mainly include providing clients with additional comprehensive services and investment products.

Ms. Jingbo Wang, Co-founder and Chairwoman of Noah, commented, “We are pleased to report strong growth in profitability during the third quarter as we continue to build on the strong momentum from the previous period. While net revenues increased slightly on a sequential basis to RMB632.9 million, non-GAAP net income grew significantly to RMB229.1 million, a robust 52.2% year-over-year increase.

During the quarter, we obtained a U.S. broker-dealer license which will further strengthen our global footprint and drive the development of our overseas expansion. We also began integrating AI technology across our operations to enhance client acquisition, improve efficiency, and reduce reliance on manual processes, marking a significant step forward in our digital transformation journey. We believe our strong balance sheet provides a solid foundation for future investments and our long-term growth. Moving forward, we remain committed to executing our strategies with discipline and focus, driving sustainable development while maintaining prudent oversight of market conditions to create lasting value for shareholders.”

4 The asset allocation/redemption of overseas investment products includes the impact from changes in foreign currency exchange rates.

5 The asset allocation/redemption of public securities also includes the impact from market value appreciation or depreciation.

THIRD QUARTER 2025 FINANCIAL RESULTS

Net Revenues

Net revenues for the third quarter of 2025 were RMB632.9 million (US$88.9 million), a 7.4% decrease from the corresponding period in 2024, primarily due to a decrease in net revenues from overseas.

Net Revenues under the segmentation adopted in Q4 2024 is as follows:

(RMB millions, except percentages)	Q3 2024	Q3 2025	YoY Change
Domestic public securities[6]	106.6	115.9	8.7%
Domestic asset management[7]	180.4	189.3	4.9%
Domestic insurance[8]	8.5	4.7	(44.8)%
Overseas wealth management[9]	189.0	146.2	(22.7)%
Overseas asset management[10]	148.5	117.6	(20.8)%
Overseas insurance and comprehensive services[11]	39.4	47.1	19.8%
Headquarters	11.3	12.1	7.3%
Total net revenues	683.7	632.9	(7.4)%

●	Domestic public securities is the business that distributes mutual funds and private secondary products. Net revenues for the third quarter of 2025 were RMB115.9 million (US$16.3 million), an 8.7% increase from the corresponding period in 2024, primarily due to an increase in one-time commissions generated from distribution of domestic private secondary products.

●	Domestic asset management is the business that manages RMB-denominated private equity funds and private secondary products. Net revenues for the third quarter of 2025 were RMB189.3 million (US$26.6 million), a 4.9% increase from the corresponding period in 2024, primarily due to increases in recurring service fees from RMB private equity products.

●	Domestic insurance is the business that distributes insurance products, consisting mainly of life and health insurance products. Net revenues for the third quarter of 2025 were RMB4.7 million (US$0.7 million), a 44.8% decrease from the corresponding period in 2024, mainly due to a decrease in distribution of domestic insurance products.

●	Overseas wealth management is the business that provides offline and online wealth management services. Net revenues for the third quarter of 2025 were RMB146.2 million (US$20.5 million), a 22.7% decrease from the corresponding period in 2024, mainly due to a decrease in allocated referral fees for assistance in distribution of overseas insurance products.

●	Overseas asset management is the business that manages USD-denominated private equity funds and private secondary products. Net revenues for the third quarter of 2025 were RMB117.6 million (US$16.5 million), a 20.8% decrease from the corresponding period in 2024, primarily due to a decrease in performance-based income from private equity investment products managed by Olive.

●	Overseas insurance and comprehensive services is the business that provides comprehensive overseas services such as insurance, trust services and other services. Net revenues for the third quarter of 2025 were RMB47.1 million (US$6.6 million), a 19.8% increase from the corresponding period in 2024, mainly due to an increase in commission gained from distribution of overseas insurance products by commission-only brokers.

6 Operates under the Noah Upright brand

7 Operates under the Gopher Asset Management brand

8 Operates under the Glory brand

9 Operates under the ARK Wealth Management brand

10 Operates under the Olive Asset Management brand

11 Operates under the Glory Family Heritage brand

●	Headquarters reflects revenue generated from corporate operations at the Company’s headquarters in Shanghai as well as administrative costs and expenses that were not directly allocated to the aforementioned six business segments. Net revenues during the third quarter of 2025 were RMB12.1 million (US$1.7 million), compared with RMB11.3 million for the corresponding period in 2024, maintaining a relatively stable trend.

Operating Costs and Expenses

Operating costs and expenses for the third quarter of 2025 were RMB461.0 million (US$64.8 million), a 4.1% increase from the corresponding period in 2024. Operating costs and expenses for the third quarter of 2025 primarily consisted of (i) compensation and benefits of RMB319.8 million (US$44.9 million); (ii) selling expenses of RMB68.6 million (US$9.6 million); (iii) general and administrative expenses of RMB71.9 million (US$10.1 million); (iv) provision for credit losses of RMB4.7 million (US$0.7 million); (v) other operating expenses of RMB16.4 million (US$2.3 million); and (vi) income gained from government grants of RMB20.4 million (US$2.9 million).

●	Operating costs and expenses for domestic public securities for the third quarter of 2025 were RMB35.0 million (US$4.9 million), a 15.9% decrease from the corresponding period in 2024, mainly due to a decrease in compensation and benefits in the third quarter of 2025.

●	Operating costs and expenses for domestic asset management for the third quarter of 2025 were RMB35.9 million (US$5.0 million), a 15.9% decrease from the corresponding period in 2024, primarily due to a decrease in compensation and benefits in the third quarter of 2025.

●	Operating costs and expenses for domestic insurance for the third quarter of 2025 were RMB9.3 million (US$1.3 million), a 64.3% decrease from the corresponding period in 2024. The change was consistent with the decline in revenue from domestic insurance business.

●	Operating costs and expenses for overseas wealth management for the third quarter of 2025 were RMB97.5 million (US$13.7 million), a 27.6% decrease from the corresponding period in 2024, primarily due to the corresponding decrease in relationship manager commissions resulting from the reduction in one-time commissions.

●	Operating costs and expenses for overseas asset management for the third quarter of 2025 were RMB37.4 million (US$5.3 million), compared with RMB19.8 million for the corresponding period in 2024, primarily due to the expansion of the relationship management team which drove up relationship manager compensation.

●	Operating costs and expenses for overseas insurance and comprehensive services for the third quarter of 2025 were RMB34.9 million (US$4.9 million), a 43.4% increase from the corresponding period in 2024, primarily due to an increase in costs incurred by commission-only brokers.

●	Operating costs and expenses for headquarters for the third quarter of 2025 were RMB211.0 million (US$29.6 million), a 37.3% increase from the corresponding period in 2024, primarily due to an increase in compensation and benefits.

Income(loss) from operations

Income(loss) from operations under the segmentation adopted in Q4 2024 is as follows:

(RMB millions, except percentages)	Q3 2024	Q3 2025	YoY Change
Domestic public securities	65.0	80.8	24.4%
Domestic asset management	137.8	153.4	11.3%
Domestic insurance	(17.5)	(4.6)	(73.7)%
Overseas wealth management	54.4	48.7	(10.5)%
Overseas asset management	128.6	80.2	(37.6)%
Overseas insurance and comprehensive services	15.1	12.3	(18.2)%
Headquarters	(142.6)	(198.9)	39.6%
Total income from operations	240.8	171.9	(28.6)%

●	Income from operations for domestic public securities for the third quarter of 2025 was RMB80.8 million (US$11.3 million), a 24.4% increase from the corresponding period in 2024.

●	Income from operations for domestic asset management for the third quarter of 2025 was RMB153.4 million (US$21.5 million), a 11.3% increase from the corresponding period in 2024.

●	Loss from operations for domestic insurance for the third quarter of 2025 was RMB4.6 million (US$0.6 million), a 73.7% decrease from the corresponding period in 2024.

●	Income from operations for overseas wealth management for the third quarter of 2025 was RMB48.7 million (US$6.8 million), a 10.5% decrease from the corresponding period in 2024.

●	Income from operations for overseas asset management for the third quarter of 2025 was RMB80.2 million (US$11.3 million), a 37.6% decrease from the corresponding period in 2024.

●	Income from operations for overseas insurance and comprehensive services for the third quarter of 2025 was RMB12.3 million (US$1.7 million), an 18.2% decrease from the corresponding period in 2024.

●	Loss from operations for headquarters for the third quarter of 2025 was RMB198.9 million (US$27.9 million), a 39.6% increase from the corresponding period in 2024.

Operating Margin

Operating margin for the third quarter of 2025 was 27.2%, compared with 35.2% for the corresponding period in 2024.

Interest Income

Interest income for the third quarter of 2025 was RMB28.7 million (US$4.0 million), a 0.9% increase from the corresponding period in 2024.

Investment Income

Investment income for the third quarter of 2025 was RMB20.6 million (US$2.9 million), compared with investment income of RMB16.3 million in the corresponding period in 2024, primarily due to an increase in income from our private equity fund investment.

Income Tax Expense

Income tax expense for the third quarter of 2025 were RMB67.5 million (US$9.5 million), a 24.2% decrease from the corresponding period in 2024, primarily due to a decrease in income tax expenses associated with dividend withholding tax for offshore dividend payments from PRC subsidiaries in the third quarter of 2025.

Net Income

●	Net Income

●	Net income for the third quarter of 2025 was RMB218.9 million (US$30.7 million), a 58.9% increase from the corresponding period in 2024.

●	Net margin for the third quarter of 2025 was 34.6%, compared with 20.2% for the corresponding period in 2024.

●	Net income attributable to Noah shareholders for the third quarter of 2025 was RMB218.5 million (US$30.7 million), a 62.6% increase from the corresponding period in 2024.

●	Net margin attributable to Noah shareholders for the third quarter of 2025 was 34.5%, compared with 19.7% for the corresponding period in 2024.

●	Net income attributable to Noah shareholders per basic and diluted ADS for the third quarter of 2025 was RMB3.14 (US$0.44) and RMB3.11 (US$0.44), compared with RMB1.91 and RMB1.91 for the corresponding period in 2024, respectively.

●	Non-GAAP Net Income Attributable to Noah Shareholders

●	Non-GAAP net income attributable to Noah shareholders for the third quarter of 2025 was RMB229.1 million (US$32.2 million), a 52.2% increase from the corresponding period in 2024.

●	Non-GAAP net margin attributable to Noah shareholders for the third quarter of 2025 was 36.2%, compared with 22.0% for the corresponding period in 2024.

●	Non-GAAP net income attributable to Noah shareholders per diluted ADS for the third quarter of 2025 was RMB3.26 (US$0.46), compared with RMB2.14 for the corresponding period in 2024.

Balance Sheet and Cash Flow

As of September 30, 2025, the Company had RMB3,837.4 million (US$539.0 million) in cash and cash equivalents, compared with RMB3,821.8 million as of June 30, 2025 and RMB3,435.8 million as of September 30, 2024, respectively.

Net cash inflow from the Company’s operating activities during the third quarter of 2025 was RMB316.9 million (US$44.5 million), compared with net cash inflow of RMB237.2 million in the corresponding period in 2024, mainly due to increased cash inflow generated from net income from operations and enhanced working capital management.

Net cash inflow from the Company’s investing activities during the third quarter of 2025 was RMB253.7 million (US$35.6 million), compared with net cash outflow of RMB53.7 million in the corresponding period in 2024, primarily due to the cash inflows from the maturity of some held-to-maturity investments in the third quarter of 2025.

Net cash outflow to the Company’s financing activities was RMB549.9 million (US$77.3 million) in the third quarter of 2025, compared with net cash outflow of RMB1,010.8 million in the corresponding period in 2024, primarily due to a decrease in dividend payment to the Company’s shareholders in the third quarter of 2025.

Treasury Shares

As of the date of the 2024 annual report of the Company, for the 3,063,510 ordinary shares held in treasury as of December 31, 2024, the Company intended to cancel or to hold these shares in treasury for any purpose as long as it is in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules ”) (e.g., providing incentives to employees, reselling, or otherwise using such treasury shares subject to market conditions and the Company’s capital management needs, in compliance with the Hong Kong Listing Rules). After evaluating recent market conditions as well as the Company’s capital management plan, on November 21, 2025 (Hong Kong Time), the Company cancelled 6,762,680 ordinary shares it held in treasury as of September 30, 2025. The Company may continue to repurchase its shares under its Share Repurchase Program (as defined in the Company’s announcement dated August 29, 2024) and will hold the repurchased shares in treasury for purposes permitted under the Hong Kong Listing Rules or cancel them periodically, depending on market conditions.

CONFERENCE CALL

Senior management will host a combined English and Chinese language conference call to discuss the Company’s third quarter of 2025 unaudited financial results and recent business activities.

The conference call will be accessed via Zoom webinar with the following details:

Dial-in details:

Conference title:	Noah Third Quarter 2025 Earnings Conference Call
Date/Time:	Tuesday, November 25, 2025, at 7:00 p.m., U.S. Eastern Time Wednesday, November 26, 2025, at 8:00 a.m., Hong Kong Time
Dial in:
– Hong Kong Toll Free:	800-963976
– United States Toll Free:	1-888-317-6003
– Mainland China Toll Free:	4001-206115
– International Toll:	1-412-317-6061
Participant Password:	4879767

A telephone replay will be available starting approximately one hour after the end of the conference until December 2, 2025 at 1-855-669-9658 (US Toll Free) and 1-412-317-0088 (International Toll) with the access code 2159903.

A live and archived webcast of the conference call will be available at the Company’s investor relations website under the “Financial Reports” section at http://ir.noahgroup.com.

DISCUSSION ON NON-GAAP MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures excluding the effects of all forms of share-based compensation, non-cash settlement expenses or reversal and net of tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the foregoing non-GAAP net income attributable to Noah shareholders and per diluted ADS and non-GAAP net margin attributable to Noah shareholders to supplement U.S. GAAP financial data. As such, the Company’s management believes that the presentation of the non-GAAP financial measures provides important supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH and HKEX: 6686) is a leading and pioneer wealth management service provider offering comprehensive one-stop advisory services on global investment and asset allocation primarily for global Chinese high-net-worth investors. Noah's American depositary shares, or ADSs, are listed on the New York Stock Exchange under the symbol "NOAH," and its shares are listed on the main board of the Hong Kong Stock Exchange under the stock code "6686." One ADS represent five ordinary shares, par value $0.00005 per share.

In the first nine months of 2025, Noah distributed RMB50.1 billion (US$7.0 billion) of investment products. Through Gopher Asset Management and Olive Asset Management, Noah had assets under management of RMB143.5 billion (US$20.2 billion) as of September 30, 2025.

Noah's domestic and overseas wealth management business primarily distributes private equity, public securities and insurance products denominated in RMB and other currencies. Noah's network covers major cities in mainland China, as well as Hong Kong (China), New York, Silicon Valley, Singapore, and Los Angeles. The Company’s wealth management business had 466,153 registered clients as of September 30, 2025. Through its domestic and overseas asset management business operated by Gopher Asset Management and Olive Asset Management, Noah manages private equity, public securities, real estate, multi-strategy and other investments denominated in RMB and other currencies. The Company also operates other businesses.

For more information, please visit Noah at ir.noahgroup.com.

FOREIGN CURRENCY TRANSLATION

In this announcement, the unaudited financial results for the third quarter of 2025 ended September 30, 2025 are stated in RMB. This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.119 to US$1.00, the effective noon buying rate for September 30, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These statements include, but are not limited to, estimates regarding the sufficiency of Noah’s cash and cash equivalents and liquidity risk. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; investment risks associated with investment products distributed to Noah’s investors, including the risk of default by counterparties or loss of value due to market or business conditions or misconduct by counterparties; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah's filings with the U.S. Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Tel: +86-21-8035-8292

ir@noahgroup.com

-- FINANCIAL AND OPERATIONAL TABLES FOLLOW --

  Noah Holdings Limited

  Condensed Consolidated Balance Sheets

  (unaudited)

	As of
	June 30,	September 30,	September 30,
	2025	2025	2025
	RMB'000	RMB'000	USD'000
Assets
Current assets:
Cash and cash equivalents	3,821,846	3,837,367	539,032
Restricted cash	10,617	6,071	853
Short-term investments	1,602,362	1,157,410	162,580
Accounts receivable, net	403,226	358,143	50,308
Amounts due from related parties	591,977	568,979	79,924
Loans receivable, net	122,658	117,598	16,519
Other current assets	223,676	330,699	46,454
Total current assets	6,776,362	6,376,267	895,670
Long-term investments, net	712,155	785,992	110,408
Investment in affiliates	1,363,061	1,469,275	206,388
Property and equipment, net	2,346,487	2,377,786	334,006
Operating lease right-of-use assets, net	109,688	98,947	13,899
Deferred tax assets	317,124	317,007	44,530
Other non-current assets	120,005	120,668	16,950
Total Assets	11,744,882	11,545,942	1,621,851
Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	324,621	346,233	48,635
Income tax payable	55,491	117,029	16,439
Deferred revenues	62,097	72,207	10,143
Dividend payable	550,000	-	-
Contingent liabilities	467,255	462,042	64,903
Other current liabilities	302,049	340,086	47,772
Total current liabilities	1,761,513	1,337,597	187,892
Deferred tax liabilities	242,254	240,363	33,764
Operating lease liabilities, non-current	69,597	59,634	8,377
Other non-current liabilities	9,755	9,701	1,363
Total Liabilities	2,083,119	1,647,295	231,396
Equity	9,661,763	9,898,647	1,390,455
Total Liabilities and Equity	11,744,882	11,545,942	1,621,851

Noah Holdings Limited

Condensed Consolidated Income Statements

(In RMB'000, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended
	September 30,	September 30,	September 30,
	2024	2025	2025	Change
	RMB'000	RMB'000	USD'000
Revenues:
Revenues from others:
One-time commissions	170,023	158,386	22,248	(6.8)%
Recurring service fees	166,138	148,333	20,836	(10.7)%
Performance-based income	2,974	6,008	844	102.0%
Other service fees	48,764	35,450	4,980	(27.3)%
Total revenues from others	387,899	348,177	48,908	(10.2)%
Revenues from funds Gopher/Olive manages:
One-time commissions	6,014	930	131	(84.5)%
Recurring service fees	236,638	273,105	38,363	15.4%
Performance-based income	58,151	15,839	2,225	(72.8)%
Total revenues from funds Gopher/Olive manages	300,803	289,874	40,719	(3.6)%
Total revenues	688,702	638,051	89,627	(7.4)%
Less: VAT related surcharges	(5,016)	(5,152)	(724)	2.7%
Net revenues	683,686	632,899	88,903	(7.4)%
Operating costs and expenses:
Compensation and benefits
Relationship managers compensation	(137,082)	(126,159)	(17,721)	(8.0)%
Other compensations	(172,902)	(193,653)	(27,203)	12.0%
Total compensation and benefits	(309,984)	(319,812)	(44,924)	3.2%
Selling expenses	(65,939)	(68,623)	(9,639)	4.1%
General and administrative expenses	(72,250)	(71,876)	(10,096)	(0.5)%
Provision for credit losses	(5,416)	(4,664)	(655)	(13.9)%
Other operating expenses	(12,859)	(16,389)	(2,302)	27.5%
Government grants	23,576	20,352	2,859	(13.7)%
Total operating costs and expenses	(442,872)	(461,012)	(64,757)	4.1%
Income from operations	240,814	171,887	24,146	(28.6)%
Other income:
Interest income	28,416	28,683	4,029	0.9%
Investment income	16,334	20,569	2,889	25.9%
Settlement reversal	-	1,356	190	N.A.
Other expenses	(43,577)	(20,813)	(2,924)	(52.2)%
Total other income	1,173	29,795	4,184	2,440.1%
Income before taxes and income from equity in affiliates	241,987	201,682	28,330	(16.7)%
Income tax expense	(89,036)	(67,471)	(9,478)	(24.2)%
(Loss) income from equity in affiliates	(15,184)	84,649	11,891	N.A.
Net income	137,767	218,860	30,743	58.9%
Less: net gain attributable to non-controlling interests	3,351	366	51	(89.1)%
Net income attributable to Noah shareholders	134,416	218,494	30,692	62.6%

Income per ADS, basic	1.91	3.14	0.44	64.4%
Income per ADS, diluted	1.91	3.11	0.44	62.8%
Margin analysis:
Operating margin	35.2%	27.2%	27.2%
Net margin	20.2%	34.6%	34.6%
Weighted average ADS equivalent[1]:
Basic	70,334,784	69,617,957	69,617,957
Diluted	70,396,502	70,324,538	70,324,538
ADS equivalent outstanding at end of period	65,824,608	65,854,612	65,854,612

[1] Assumes all outstanding ordinary shares are represented by ADSs. Five ordinary shares represent one ADS.

Noah Holdings Limited

Condensed Comprehensive Income Statements

(unaudited)

	Three months ended
	September 30, 2024	September 30, 2025	September 30, 2025	Change
	RMB'000	RMB'000	USD'000
Net income	137,767	218,860	30,743	58.9%
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments	(92,022)	1,860	261	N.A.
Fair value fluctuation of available-for-sale investment	-	238	33	N.A.
Comprehensive income	45,745	220,958	31,037	383.0%
Less: Comprehensive gain attributable to non-controlling interests	4,822	518	73	(89.3)%
Comprehensive income attributable to Noah shareholders	40,923	220,440	30,964	438.7%

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended September 30, 2025
	Domestic public securities	Domestic asset management	Domestic insurance	Overseas wealth management	Overseas asset management	Overseas insurance and comprehensive services	Headquarters	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others:
One-time commissions	12,556	665	4,756	90,767	8,247	41,395	-	158,386
Recurring service fees	88,580	27,966	-	9,539	22,248	-	-	148,333
Performance-based income	6,007	-	-	-	1	-	-	6,008
Other service fees	-	-	-	13,496	-	5,784	16,170	35,450
Total revenues from others	107,143	28,631	4,756	113,802	30,496	47,179	16,170	348,177
Revenues from funds Gopher/Olive manages:
One-time commissions	930	-	-	-	-	-	-	930
Recurring service fees	8,552	156,572	-	32,395	75,586	-	-	273,105
Performance-based income	62	4,273	-	-	11,504	-	-	15,839
Total revenues from funds Gopher/Olive manages	9,544	160,845	-	32,395	87,090	-	-	289,874
Total revenues	116,687	189,476	4,756	146,197	117,586	47,179	16,170	638,051
Less: VAT related surcharges	(823)	(215)	(44)	-	-	-	(4,070)	(5,152)
Net revenues	115,864	189,261	4,712	146,197	117,586	47,179	12,100	632,899
Operating costs and expenses:
Compensation and benefits
Relationship managers compensation	(26,739)	(11,597)	(2,348)	(60,910)	(13,244)	(11,321)	-	(126,159)
Other compensations	(6,530)	(15,861)	(3,692)	(21,449)	(17,614)	(12,311)	(116,196)	(193,653)
Total compensation and benefits	(33,269)	(27,458)	(6,040)	(82,359)	(30,858)	(23,632)	(116,196)	(319,812)
Selling expenses	(3,521)	(2,463)	(265)	(14,822)	(5,757)	(4,764)	(37,031)	(68,623)
General and administrative expenses	(25)	(3,527)	(2,604)	(299)	(775)	(2,343)	(62,303)	(71,876)
Reversal of (provision for) credit losses	2,315	(4,866)	-	-	-	2,712	(4,825)	(4,664)
Other operating expenses	(515)	(672)	(406)	-	-	(6,829)	(7,967)	(16,389)
Government grants	-	3,081	-	-	-	-	17,271	20,352
Total operating costs and expenses	(35,015)	(35,905)	(9,315)	(97,480)	(37,390)	(34,856)	(211,051)	(461,012)
Income (loss) from operations	80,849	153,356	(4,603)	48,717	80,196	12,323	(198,951)	171,887

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended September 30, 2024
	Domestic public securities	Domestic asset management	Domestic insurance	Overseas wealth management	Overseas asset management	Overseas insurance and comprehensive services	Headquarters	Total

	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others:
One-time commissions	1,796	79	8,617	126,166	4,377	28,988	-	170,023
Recurring service fees	87,108	56,575	-	6,624	15,455	-	376	166,138
Performance-based income	2,972	-	-	-	2	-	-	2,974
Other service fees	-	-	-	24,217	-	10,379	14,168	48,764
Total revenues from others	91,876	56,654	8,617	157,007	19,834	39,367	14,544	387,899
Revenues from funds Gopher/Olive manages:
One-time commissions	3,671	-	-	1,640	703	-	-	6,014
Recurring service fees	12,442	122,857	-	30,402	70,937	-	-	236,638
Performance-based income	49	1,125	-	-	56,977	-	-	58,151
Total revenues from funds Gopher/Olive manages	16,162	123,982	-	32,042	128,617	-	-	300,803
Total revenues	108,038	180,636	8,617	189,049	148,451	39,367	14,544	688,702
Less: VAT related surcharges	(1,458)	(208)	(85)	-	-	-	(3,265)	(5,016)
Net revenues	106,580	180,428	8,532	189,049	148,451	39,367	11,279	683,686
Operating costs and expenses:
Compensation and benefits
Relationship managers compensation	(28,914)	(17,842)	(10,505)	(76,089)	(474)	(3,258)	-	(137,082)
Other compensations	(11,201)	(17,791)	(9,668)	(31,228)	(13,193)	(11,851)	(77,970)	(172,902)
Total compensation and benefits	(40,115)	(35,633)	(20,173)	(107,317)	(13,667)	(15,109)	(77,970)	(309,984)
Selling expenses	(269)	(2,807)	(2,012)	(26,011)	(5,739)	(4,131)	(24,970)	(65,939)
General and administrative expenses	(819)	(3,720)	(3,871)	(1,288)	(439)	(1,660)	(60,453)	(72,250)
Provision for credit losses	-	(724)	-	-	-	(2,043)	(2,649)	(5,416)
Other operating expenses	(411)	(18)	(2)	-	-	(1,358)	(11,070)	(12,859)
Government grants	-	226	-	-	-	-	23,350	23,576
Total operating costs and expenses	(41,614)	(42,676)	(26,058)	(134,616)	(19,845)	(24,301)	(153,762)	(442,872)
Income (loss) from operations	64,966	137,752	(17,526)	54,433	128,606	15,066	(142,483)	240,814

  Noah Holdings Limited

Additional Business Information

(unaudited)

	Three months ended September 30, 2025
	Wealth Management Business	Asset Management Business	Other Businesses	Total

	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Revenues from others:
One-time commissions	158,386	-	-	158,386
Recurring service fees	148,333	-	-	148,333
Performance-based income	6,008	-	-	6,008
Other service fees	23,352	-	12,098	35,450
Total revenues from others	336,079	-	12,098	348,177
Revenues from funds Gopher/Olive manages:
One-time commissions	306	624	-	930
Recurring service fees	92,431	180,674	-	273,105
Performance-based income	-	15,839	-	15,839
Total revenues from funds Gopher/Olive manages	92,737	197,137	-	289,874
Total revenues	428,816	197,137	12,098	638,051
Less: VAT related surcharges	(1,321)	(215)	(3,616)	(5,152)
Net revenues	427,495	196,922	8,482	632,899
Operating costs and expenses:
Compensation and benefits
Relationship managers compensation	(124,514)	(1,645)	-	(126,159)
Other compensations	(129,633)	(58,074)	(5,946)	(193,653)
Total compensation and benefits	(254,147)	(59,719)	(5,946)	(319,812)
Selling expenses	(50,133)	(12,774)	(5,716)	(68,623)
General and administrative expenses	(45,250)	(16,884)	(9,742)	(71,876)
Provision for (reversal of) credit losses	5,775	(4,866)	(5,573)	(4,664)
Other operating expenses	(7,667)	(1,968)	(6,754)	(16,389)
Government grants	17,265	3,087	-	20,352
Total operating costs and expenses	(334,157)	(93,124)	(33,731)	(461,012)
Income (loss) from operations	93,338	103,798	(25,249)	171,887

Noah Holdings Limited

Additional Business Information

(unaudited)

	Three months ended September 30, 2024
	Wealth Management Business	Asset Management Business	Other Businesses	Total

	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Revenues from others:
One-time commissions	170,023	-	-	170,023
Recurring service fees	166,138	-	-	166,138
Performance-based income	2,974	-	-	2,974
Other service fees	36,087	-	12,677	48,764
Total revenues from others	375,222	-	12,677	387,899
Revenues from funds Gopher/Olive manages:
One-time commissions	5,776	238	-	6,014
Recurring service fees	85,850	150,788	-	236,638
Performance-based income	50	58,101	-	58,151
Total revenues from funds Gopher/Olive manages	91,676	209,127	-	300,803
Total revenues	466,898	209,127	12,677	688,702
Less: VAT related surcharges	(1,881)	(208)	(2,927)	(5,016)
Net revenues	465,017	208,919	9,750	683,686
Operating costs and expenses:
Compensation and benefits Relationship managers compensation	(129,395)	(7,687)	-	(137,082)
Other compensations	(118,388)	(47,556)	(6,958)	(172,902)
Total compensation and benefits	(247,783)	(55,243)	(6,958)	(309,984)
Selling expenses	(48,392)	(11,704)	(5,843)	(65,939)
General and administrative expenses	(45,766)	(17,500)	(8,984)	(72,250)
Reversal of credit losses	(1,758)	(2,203)	(1,455)	(5,416)
Other operating expenses	(5,708)	(22)	(7,129)	(12,859)
Government grants	23,350	226	-	23,576
Total operating costs and expenses	(326,057)	(86,446)	(30,369)	(442,872)
Income (loss) from operations	138,960	122,473	(20,619)	240,814

  Noah Holdings Limited

  Supplemental Revenue Information by Geography

  (unaudited)

	Three months ended
	September 30, 2024	September 30, 2025	Change

	(in thousands of RMB, except percentages)
Revenues:
Mainland China	311,835	327,089	4.9%
Hong Kong	286,766	226,139	(21.1)%
Others	90,101	84,823	(5.9)%
Total revenues	688,702	638,051	(7.4)%

  Noah Holdings Limited

  Supplemental Revenue Information by Product Types

  (unaudited)

	Three months ended
	September 30, 2024	September 30, 2025	Change

	(in thousands of RMB, except percentages)
Mainland China:
Public securities products [1]	108,038	116,687	8.0%
Private equity products	180,636	189,476	4.9%
Insurance products	8,617	4,756	(44.8)%
Others	14,544	16,170	11.2%
Subtotal	311,835	327,089	4.9%

Overseas:
Investment products [2]	191,200	170,962	(10.6)%
Insurance products	144,942	112,921	(22.1)%
Online business [3]	7,865	11,998	52.5%
Others	32,860	15,081	(54.1)%
Subtotal	376,867	310,962	(17.5)%
Total revenues	688,702	638,051	(7.4)%

[1]	Includes mutual funds and private secondary products.

[2]	Includes non-money market mutual fund products, discretionary products, private secondary products, private equity products, real estate products and private credit products.

[3]	Includes money market mutual fund products, securities brokerage business.

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of
	September 30, 2024	September 30, 2025	Change
Number of registered clients	460,380	466,153	1.3%

	Three months ended
	September 30, 2024	September 30, 2025	Change

	(in millions of RMB, except number of active clients and percentages)
Number of active clients	7,857	10,650	35.5%

Transaction value:
Private equity products	1,070	1,097	2.6%
Private secondary products	3,560	5,940	66.9%
Mutual fund products	8,651	9,159	5.9%
Other products	977	790	(19.2)%
Total transaction value	14,258	16,986	19.1%

Noah Holdings Limited

Supplemental Information of Overseas Business

(unaudited)

	Three months ended
	September 30, 2024	September 30, 2025	Change
Net Revenues from Overseas (RMB, million)	376.9	311.0	(17.5)%
Number of Overseas Registered Clients	17,287	19,543	13.1%
Number of Overseas Active Clients	3,139	3,561	13.4%

Transaction Value of Overseas Investment Products (RMB, billion)	7.8	8.6	11.2%

Number of Overseas Relationship Managers	146	136	(6.8)%
Overseas Assets Under Management (RMB, billion)	39.5	42.2	6.8%

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for per ADS data and percentages)

(unaudited)12

	Three months ended
	September 30,	September 30,
	2024	2025	Change
	RMB'000	RMB'000
Net income attributable to Noah shareholders	134,416	218,494	62.6%
Adjustment for share-based compensation	19,846	14,920	(24.8)%
Add: settlement reversal	-	(1,356)	N.A.
Less: Tax effect of adjustments	3,745	2,984	(20.3)%
Adjusted net income attributable to Noah shareholders (non-GAAP)	150,517	229,074	52.2%
Net margin attributable to Noah shareholders	19.7%	34.5%
Non-GAAP net margin attributable to Noah shareholders	22.0%	36.2%
Net income attributable to Noah shareholders per ADS, diluted	1.91	3.11	62.8%
Non-GAAP net income attributable to Noah shareholders per ADS, diluted	2.14	3.26	52.3%

12 Noah’s Non-GAAP financial measures reflect the respective most directly comparable GAAP financial measures excluding the effects of all forms of share-based compensation, impact related to settlements and net of relevant tax impact, if any.